Exhibit 1

This exhibit explains the relationship between Tata Sons Limited ("TSL") and the other Reporting Persons.

TSL is the largest shareholder of Tata Industries Limited and may be deemed to control Tata Industries Limited. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of the Issuer, Tata Motors Limited ("TML"), that are beneficially owned by Tata Industries Limited.

TSL is the largest shareholder of Tata Steel Ltd (formerly known as Tata Iron and Steel Company Limited) ("Tata Steel"), holding 19.8% of the shares of Tata Steel as of September 30, 2005, and may be deemed to control Tata Steel. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML that are beneficially owned by Tata Steel.

Ewart Investments Company Limited is a wholly-owned consolidated subsidiary of TSL that owns shares of TML. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML owned by Ewart Investments Company Limited.

Tata Chemicals Limited, Tata Tea Limited, Tata Investment Corporation Limited, Tata International Limited, Af-Taab Investments Company Limited, and Voltas Limited own shares of TML and may be deemed to be directly or indirectly controlled by TSL by virtue of TSL's direct or indirect ownership interests therein. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML owned by such entities.

Niskalp Investments and Trading Company Limited no longer owns shares of TML.

Kalimati Investment Company Limited is a consolidated subsidiary of Tata Steel that owns shares of TML. Consequently, Tata Steel may be deemed to have beneficial ownership and shared voting power and dispositive power (and in turn TSL may be deemed to have beneficial ownership) with respect to all shares of TML owned by Kalimati Investment Company Limited.

Tata Investment Corporation Limited owns shares of TML and may be deemed to be directly or indirectly controlled by Tata Chemicals Limited by virtue of Tata Chemicals Limited's direct or indirect ownership interests therein. Consequently, Tata Chemicals Limited (and in turn TSL) may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML owned by Tata Investment Corporation Limited.

Sir Ratan Tata Trust, Sir Dorabji Tata Trust, J R D Tata Trust and Lady Tata Memorial Trust own shares of TML and may be deemed to be directly or indirectly controlled by TSL by virtue of relationships among trustees of the respective trusts and TSL or its affiliates. Consequently, TSL or its affiliates may be deemed to have beneficial ownership with respect to all shares of TML owned by such trusts.

Exhibit 2

The Joint Filing Agreement dated September 12, 2005 included as Exhibit 2 to Amendment No.1 to Schedule 13G in respect of Tata Motors Limited filed with the U S Securities and Exchange Commission by the Reporting Persons and certain other parties on September 15, 2005 is hereby incorporated by reference.